October 17, 2018

Deepak Ahuja
Chief Financial Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

       Re: Tesla, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 6, 2018
           File No. 001-34756

Dear Mr. Ahuja:

       We have reviewed your August 16, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 19, 2018 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Liquidity and Capital Resources, page 42

1.    We note your response to prior comment 2 that further expansion of Model
3
      manufacturing capacity to rates of 6,000 vehicles per week by late August 2018, and eventually to 10,000 vehicles per week by sometime in 2019, will require limited additional capital expenditures. However, we also note the risk factor disclosure on page
      51 that Model 3 has "required significant investment and will require additional resources in connection with its ongoing ramp". If the risk factor disclosure is true, please provide a
 Deepak Ahuja
FirstName LastNameDeepak Ahuja
Tesla, Inc.
Comapany NameTesla, Inc.
October 17, 2018
October 17, 2018 Page 2
Page 2
FirstName LastName
         discussion of the related additional future expenditures in accordance with Item 303(a)(1)
         and (2) of Regulation S-K. Please advise or revise accordingly.
2. We note your response to prior comment 4 that some of the unused committed funds are subject to certain satisfying conditions such as pledging to the lenders sufficient amounts of qualified receivables, inventories, leased vehicles, etc. Please confirm that in future filings, if you are at risk of not satisfying these conditions, additional disclosure will be provided describing a known event or uncertainty that will result in or that is reasonably likely to affect your liquidity in a material way pursuant to Item 303(a)(1) of Regulation
         S-K. Additionally, we note the additional disclosure on page 43 that upon draw-down of any unused committed amounts, there are no restrictions on the use of such funds for general corporate purposes. However, we also note per the Form 8-K filed on August 23,
         2017 that the Warehouse Agreements were established to support the Tesla Finance direct vehicle leasing program, therefore, it appears the unused committed funds cannot be used for general corporate purposes. Please advise.
Form 10-K for Fiscal Year Ended December 31, 2017

Liquidity and Capital Resources, page 56

3. We note your response to prior comments 3 and 5. We continue to believe that a discussion of liquidity on a long term basis is required by Item 303 of Regulation S-K [see
         Instruction 5 to paragraph 303(a)] and SEC Release No. 33-6835. Therefore, please provide a discussion describing material planned capital expenditures affecting your initiatives and continued growth, their dependence on the progress of your ongoing Model
         3 vehicle production ramp, and your current estimate of the required amounts resulting from expansion of Gigafactory 1, ramping production at Gigafactory 2, tooling and manufacturing capital required to introduce new vehicles and solar products, research and development projects, new delivery and service centers, and new Supercharger stations, for future periods beyond 2018. Similarly, if you decide not to incur such expenditures and therefore known uncertainty exists regarding continuation of your disclosed growth trends, and the adverse effect from the discontinuation of the growth trend is reasonably likely to be material, please revise your discussion in accordance with Item 303(a)(2) of
         Regulation S-K and SEC Release No. 33-6835.
Contractual Obligations, page 58

4. We note your response to prior comment 6 that you included amounts voluntarily repaid within 12 months following December 31, 2017 within the contractual obligations table.
          Per Item 303(a)(5) of Regulation S-K, amounts are to be aggregated by time period in which payments are due, not according to the timing of planned payments. Therefore, it does not appear appropriate to categorize the $1.1 billion of voluntary early repayments under the Credit Agreement [notes (e) and (3)] under the 2018 column unless they are due in 2018, but instead they should be explained in a footnote to the table. Similarly, with
 Deepak Ahuja
Tesla, Inc.
October 17, 2018
Page 3
         regard to the voluntary early repayments under the Warehouse Agreements [notes (f) and
         (4)], we note that you included the excess principal amount repaid during 2018 prior to the filing of the Form 10-K in the 2018 column. It appears that you should narratively describe these excess repayments, along with their sources, in a footnote to the table as well. Please revise future presentations accordingly.
       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameDeepak Ahuja                                Sincerely,
Comapany NameTesla, Inc.
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